Exhibit 3
First Quarter 2010

Message from the Chairman of the Board
and the President and Chief Executive Officer

Summary of results	Net income totaled $1,442 million in the first quarter of 2010, a $65-million increase compared to the same period of 2009, mainly due to a $125-million increase in net electricity exports by Hydro-Québec Production.

Consolidated results	Revenue totaled $3,821 million, compared to $3,872 million in 2009. In Québec, revenue from electricity sales amounted to $3,165 million, a $183-million decrease from 2009. Revenue from markets outside Québec totaled $565 million, an increase of $111 million. Other revenue was $91 million, compared to $70 million in 2009.

In Québec, the $183-million decrease in revenue from electricity sales was mainly the result of a 3.3-TWh volume reduction stemming from exceptionally mild temperatures in winter 2010. This factor was mitigated by the April 1, 2009, rate adjustment.

On markets outside Québec, the $111-million increase was mainly due to a 3.7-TWh increase in Hydro-Québec Production’s export volume. The drop in prices on energy markets was mitigated by the positive impact of the company’s hedging operations for wholesale market activities.

Total expenditure amounted to $1,740 million, or $204 million less than in 2009. The exceptionally mild temperatures recorded in the first quarter of 2010 resulted in an $86-million decrease in electricity and fuel purchases. They also led to the recognition of a $105-million regulatory asset for revenue variances related to climate conditions, namely the differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate application purposes.

Segmented results	Generation

Hydro-Québec Production posted net income of $827 million in the first quarter, compared to $839 million for the same period of 2009. Net electricity exports, including the positive impact of the company’s hedging operations for wholesale market activities, increased by $125 million because of higher volumes due mainly to the exceptionally mild temperatures recorded in Québec in winter 2010. This increase was offset by a $80-million decrease in revenue from electricity sales to Hydro-Québec Distribution as a result of the temperature effect, and by a $47-million increase in transmission system reservation costs paid to Hydro-Québec TransÉnergie.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $138 million, a $10-million increase from 2009. Following a decision by the Régie de l’énergie, revenue from native load transmission service increased by $19 million. Revenue from point-to-point transmission services provided to Hydro-Québec Production increased by $47 million because of the higher export volume. These factors were mitigated by a $48-million increase in depreciation and amortization expense resulting from a change in depreciation method applied prospectively to assets related to regulated activities, in accordance with a decision by the Régie de l’énergie.

Distribution

Hydro-Québec Distribution posted net income of $477 million, compared to $417 million in 2009, an increase of $60 million. Revenue from electricity sales decreased by $194 million because of the exceptionally mild temperatures recorded in Québec in winter 2010, whose effect was mitigated by the April 1, 2009, rate adjustment. The decrease was more than offset by a $142-million reduction in electricity purchases and by the recognition of a $105-million regulatory asset for revenue variances related to climate conditions. The cost of native load transmission service increased by $19 million.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

The volume of activity in this segment totaled $514 million in first quarter 2010, compared to $395 million in 2009. Among the major projects under way are Eastmain-1-A/Sarcelle/Rupert, Romaine-2, as well as the continued engineering work and planning and procurement activities related to the refurbishment of Gentilly-2 nuclear generating station.

Investment	As at March 31, 2010, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $827 million, compared to $685 million in 2009. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

Page 2	First Quarter 2010

Financing	In March 2010, the reopening of the bond issue maturing in February 2050 raised $0.5 billion on the Canadian market at a rate of 4.75%.

The proceeds from this borrowing will be used, among other things, to support the growth of the capital program and to refinance debt maturing in 2010.

	/s/ Michael L. Turcotte	/s/ Thierry Vandal

	Michael L. Turcotte	Thierry Vandal
	Chairman of the Board	President and Chief Executive Officer

May 14, 2010

First Quarter 2010	Page 3

CONSOLIDATED STATEMENTS OF OPERATIONS
In millions of Canadian dollars
(unaudited)

		Three months ended
		March 31
	Notes	2010	2009
			(restated,
			Note 2)

Revenue		3,821	3,872

Expenditure

Operations		628	613
Electricity and fuel purchases		333	419
Depreciation and amortization	4	616	620
Taxes		272	292
Regulatory deferrals		(109)	—

		1,740	1,944

Operating income		2,081	1,928

Financial expenses	5	639	551

Net income		1,442	1,377

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
In millions of Canadian dollars
(unaudited)

		Three months ended
		March 31
	Note	2010	2009
			(restated,
			Note 2)

Balance, beginning of period, published		17,312	16,445

Adjustment for the retrospective application of a change in accounting policy	2	(3,885)	(3,728)

Balance, beginning of period, restated		13,427	12,717

Net income		1,442	1,377

Balance, end of period		14,869	14,094

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2010

CONSOLIDATED BALANCE SHEETS
In millions of Canadian dollars
(unaudited)

		As at March 31,	As at December 31,
	Notes	2010	2009
			(restated,
			Note 2)
ASSETS
Current assets

Cash and cash equivalents		675	472
Short-term investments		538	2,117
Accounts receivable and other receivables		2,487	1,956
Derivative instruments		1,514	1,324
Regulatory assets		51	71
Materials, fuel and supplies		328	339

		5,593	6,279

Property, plant and equipment		54,170	53,875
Investments		118	109
Derivative instruments		738	753
Goodwill and intangible assets		1,209	1,212
Regulatory assets		990	883
Other assets		2,066	1,921

		64,884	65,032

LIABILITIES
Current liabilities

Borrowings		662	29
Accounts payable and accrued liabilities		1,814	2,009
Dividends payable		—	2,168
Accrued interest		496	899
Regulatory liabilities		25	3
Current portion of long-term debt		1,573	586
Derivative instruments		194	246

		4,764	5,940

Long-term debt		36,460	37,113
Derivative instruments		2,347	1,960
Asset retirement obligations		379	371
Regulatory liabilities		—	23
Other long-term liabilities		826	812
Perpetual debt		294	303

		45,070	46,522

EQUITY

Share capital		4,374	4,374

Retained earnings		14,869	13,427
Accumulated other comprehensive income	6	571	709

		15,440	14,136

		19,814	18,510

		64,884	65,032

Commitments and contingencies	9
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte

Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

First Quarter 2010	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions of Canadian dollars
(unaudited)

		Three months ended
		March 31
	Notes	2010	2009
			(restated,
			Note 2)

Operating activities

Net income		1,442	1,377
Adjustments
Depreciation and amortization	4	616	620
Amortization of debt premiums, discounts and issue expenses	5	33	32
Regulatory deferrals		(109)	—
Other		(92)	(67)
Change in non-cash working capital items	7	(1,131)	(1,260)
Net change in accrued benefit assets and liabilities		(140)	(41)

		619	661

Investing activities

Additions to property, plant and equipment		(777)	(639)
Additions to intangible assets		(17)	(15)
Cash receipts from the government reimbursement for the 1998 ice storm		5	5
Acquisition of investment		—	(17)
Costs related to Energy Efficiency Plan		(33)	(31)
Net disposal of short-term investments		1,580	1,779
Other		3	(1)

		761	1,081

Financing activities

Issuance of long-term debt		534	1,032
Repayment of long-term debt		(12)	(6)
Cash receipts arising from credit risk management		90	345
Cash payments arising from credit risk management		(259)	(300)
Net change in short-term borrowings		643	81
Dividends paid		(2,168)	(2,252)
Other		—	(1)

		(1,172)	(1,101)

Foreign currency effect on cash and cash equivalents		(5)	3

Net change in cash and cash equivalents		203	644

Cash and cash equivalents, beginning of period		472	385

Cash and cash equivalents, end of period		675	1,029

Supplementary cash flow information	7
The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2010

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
In millions of Canadian dollars
(unaudited)

	Three months ended
	March 31
	2010	2009
		(restated,
		Note 2)

Net income	1,442	1,377

Other comprehensive income

Change in deferred gains on items designated as cash flow hedges	26	64
Reclassification to operations of deferred gains on items designated as cash flow hedges	(164)	(116)

	(138)	(52)

Comprehensive income	1,304	1,325

First Quarter 2010	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three-month periods ended March 31, 2010 and 2009
Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.
Note 1 – Basis of Presentation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2009.
The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2009, except as regards the change in accounting policy described in Notes 2 and 3.
Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.
Note 2 – Change in Accounting Policy
Depreciation Method for Property, Plant and Equipment
On January 1, 2010, Hydro-Québec amended the accounting policy on the depreciation of property, plant and equipment in order to adopt the straight-line method. These assets were previously depreciated using the sinking fund method, at a rate of 3%. Management believes that the straight-line method of depreciation best reflects the rate at which Hydro-Québec expects to consume the future economic benefits of these assets. Hydro-Québec has applied this change in accounting policy retrospectively with restatement of prior periods for assets related to non-regulated activities. For assets related to regulated activities, it has applied the change prospectively in compliance with the U.S. Financial Accounting Standards Board’s Accounting Standards Codification 980, “Regulated Operations,” which is the reference accounting standard for the evaluation and measurement of the effects of rate regulation.
The retrospective application of this change in accounting policy resulted in a decrease of $3,885 million in property, plant and equipment and retained earnings as at January 1, 2010 ($3,728 million as at January 1, 2009). For the three months ended March 31, 2010, the change in accounting policy led to an increase in the depreciation expense and a decrease in property, plant and equipment of $113 million ($30 million as at March 31, 2009).
Note 3 – Effects of Rate Regulation on the Consolidated Financial Statements
Depreciation Method for Property, Plant and Equipment
In decision D-2010-020 of February 26, 2010, the Régie approved the change in the depreciation method for property, plant and equipment applied by the Transmission Provider and the Distributor. This decision allows the use of the straight-line method of depreciation as of January 1, 2010. Information concerning this change in accounting policy is provided in Note 2, Change in Accounting Policy.
Transmission
In decision D-2010-041 of April 13, 2010, the Régie set Hydro-Québec’s power transmission rates effective January 1, 2010. The new rates take into account a 7.44% return on the rate base, assuming a capitalization with 30% equity. In addition, the Régie allowed the Transmission Provider to recognize retirement costs of $51 million for assets related to Des Cantons substation in operations for 2010. A depreciation expense of $13 million was therefore recorded in this regard for the three months ended March 31, 2010.

Page 8	First Quarter 2010

Note 3 – Effects of Rate Regulation on the Consolidated Financial Statements (continued)
Distribution
In decision D-2010-035 of March 30, 2010, the Régie granted an across-the-board increase of 0.35% in Hydro-Québec’s electricity rates, effective April 1, 2010. This increase takes into account a 7.54% return on the rate base in 2010, assuming a capitalization with 35% equity.
As at March 31, 2010, a $105-million variance between actual transmission and distribution revenue and the revenue projections established on the basis of the climate normal for purposes of rate cases was recognized as a regulatory asset. Were these activities not regulated, actual revenue would have been recognized, such that regulatory deferrals and net income for the three months ended March 31, 2010 would have been $105 million higher and lower, respectively.
Note 4 – Depreciation and Amortization

	Three months ended
	March 31
	2010	2009
		(restated,
		Note 2)

Property, plant and equipment	537	483
Intangible assets	24	32
Regulatory assets and liabilities	55	102
Write-offs	—	3

	616	620

Note 5 – Financial Expenses

	Three months ended
	March 31
	2010	2009

Interest

Interest on debt securities	615	576
Amortization of debt premiums, discounts and issue expenses	33	32

	648	608

Net exchange loss (gain)	10	(7)

Loan guarantee fees	46	44

	56	37

Less
Capitalized financial expenses	63	76
Net investment income	2	18

	65	94

	639	551

First Quarter 2010	Page 9

Note 6 – Accumulated Other Comprehensive Income
Cash flow hedges

	As at March 31
	2010	2009

Balance, beginning of period	709	1,243
Changes during the period	(138)	(52)

Balance, end of period	571	1,191

Note 7 – Supplementary Cash Flow Information

	Three months ended
	March 31
	2010	2009

Change in non-cash working capital items

Accounts receivable and other receivables	(548)	(681)
Materials, fuel and supplies	9	16
Accounts payable and accrued liabilities	(178)	(209)
Accrued interest	(414)	(386)

	(1,131)	(1,260)

Investing activities not affecting cash

Increase in property, plant and equipment	62	16

Interest paid	928	924

Note 8 – Employee Future Benefits

	Three months ended
	March 31
	Pension Plan		Other plans
	2010	2009	2010	2009

Accrued benefit cost recognized	5	14	29	26

Page 10	First Quarter 2010

Note 9 – Commitments and Contingencies
Guarantees
As at March 31, 2010, the potential maximum amount Hydro-Québec could have had to pay under letters of credit or guarantees provided as security totaled $390 million. Of this amount, $286 million was related to energy purchases. Guarantees amounting to $149 million will expire between 2010 and 2018, while others totaling $241 million do not have maturity dates.
As part of the implementation of the plan to capitalize on its interests abroad, which ended in 2008, Hydro-Québec provided guarantees to the purchasers of its interests with regard to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire, namely until June 30, 2013.
Note 10 – Segmented Information
The following tables contain information related to operations and assets by segment:

	Three months ended
	March 31, 2010
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	614	17	3,177	—	13	—	3,821
Intersegment	1,447	768	19	514	319	(3,067)	—
Net income (loss)	827	138	477	—	(3)	3	1,442
Total assets as at March 31, 2010	29,950	17,787	12,737	431	4,226	(247)	64,884

	Three months ended
	March 31, 2009
	(restated,
	Note 2)
						Intersegment
					Corporate	eliminations
					and Other	and
	Generation	Transmission	Distribution	Construction	Activities	adjustments	Total

Revenue
External customers	487	12	3,371	—	1	1 [a]	3,872
Intersegment	1,524	701	18	395	295	(2,933)	—
Net income (loss)	839	128	417	—	(10)	3	1,377
Total assets as at March 31, 2009	27,290	17,257	12,501	354	5,571	(303)	62,670

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.
Note 11 – Comparative Information
Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period.

First Quarter 2010	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS
In millions of Canadian dollars
(unaudited)

	Three months ended
	March 31
Summary of Operations	2010	2009[a]	Change (%)

Revenue	3,821	3,872	1.3 â
Expenditure	1,740	1,944	10.5 â
Financial expenses	639	551	16.0 á
Net income	1,442	1,377	4.7 á

a)	The 2009 results include an adjustment for the retrospective application of a change in accounting policy.

Page 12	First Quarter 2010

Highlights

Generation	Memorandum of understanding

On March 11, 2010, Hydro-Québec signed a memorandum of understanding with Vermont’s two largest power utilities, namely Central Vermont Public Service (CVPS) and Green Mountain Power (GMP). Under the proposed agreement, CVPS and GMP will purchase up to 225 MW of power incrementally between November 2012 and 2038.

Romaine complex

A major milestone in the construction of Romaine-2 generating station, in the Côte-Nord region, was reached on February 25 with the official opening of the Murailles workcamp. Located at kilometre 36 of the road leading to the future structures of the Romaine complex, the Murailles facility had over 350 beds at the end of March. It will be progressively expanded to accommodate 1,000 workers by the end of the summer.

Transmission	Decision of the Régie de l’énergie

In April, the Régie de l’énergie set the power transmission rates and conditions of service of Hydro-Québec TransÉnergie, effective January 1, 2010. The decision provides for an increase in revenue for native load transmission service from $2,575 million to $2,651 million.

Distribution	Decision of the Régie de l’énergie

In March, the Régie de l’énergie authorized an across-the-board increase of 0.35% in the rates of Hydro-Québec Distribution, effective April 1, 2010. This translates into an increase of $0.37 in the monthly bill of an average residential customer.

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